Exhibit 99.1

Goldfarb draft of Nov. 25, 2024

HUB CYBER SECURITY LTD.

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the 2024 Annual General Meeting (the “Annual Meeting”) of shareholders of HUB Cyber Security Ltd. (“HUB” or the “Company”) will be held on December 30, 2024, at 10:00 a.m., Israel time, at our offices at 2 Kaplan Street, Tel Aviv 6473403, Israel.

The Annual Meeting is being called for the following purposes:

1.	To re-elect Uzi Moskovich as a Class II Director of the Board of Directors of the Company (the “Board” or the “Board of Directors”), to serve until the 2027 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association (the “Articles of Association”) or the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).

2.	To approve the compensation payable to the Company’s Chief Executive Officer.

3.	To approve fees payable to directors of the Company.

4.	To approve an increase in the Company’s authorized share capital, from 100 million ordinary shares, no par value, to 1.0 billion ordinary shares, no par value, and to amend the Articles of Association and the Company’s Memorandum of Association accordingly.

5.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the Company’s independent registered public accounting firm until the next annual meeting of shareholders, and to authorize the Board of Directors, to fix the remuneration of said accounting firm or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002.

7.	To discuss the Company’s audited financial statements for the year ended December 31, 2023.

Only shareholders of record at the close of business on December 2, 2024 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

The Company will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record after the Record Date. Such proxy statement and proxy card shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website at www.hubsecurity.com, on the SEC’s website at www.sec.gov, on the MAGNA distribution site at www.magna.isa.gov.il and on the website of the Tel-Aviv Stock Exchange. Signed proxy cards must be received by Broadridge Financial Solutions, Inc. or at our registered office no later than forty-eight (48) hours before the time fixed for the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting.

Each of Proposals 1, 3, 4 and 5 requires that a simple majority of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the proposal be voted “FOR” the adoption of the proposal. Proposal 2 (approval of the compensation payable to the Company’s Chief Executive Officer) requires, in addition to the affirmative vote of a simple majority of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted in favor of the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that are voted against approval of the resolution does not exceed two percent (2%) of the outstanding voting power in the Company. Item 6 on the agenda (discussion of financial statements) will not entail a shareholder vote.

By Order of the Board of Directors,

/s/ Kasbian Nuriel Chirich
Kasbian Nuriel Chirich
Chairman of the Board of Directors

Tel Aviv, Israel
November 25, 2024